August 8, 2016

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Mr. Karl Hiller
Ms. Jenifer Gallagher
Mr. Jason Langford

Re:	Par Pacific Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 22, 2016
File No. 333-212107
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 3, 2016
File No. 1-36550

Dear Ladies and Gentlemen:

This letter is in response to your letter dated August 3, 2016, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) and Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Form 10-K”). For your convenience, the response is preceded by the Staff’s comment.

Registration Statement on Form S-3

Prospectus Cover Page

1.	We note your response to prior comment 2. However, information regarding the volume of securities offered is not information that you may omit pursuant to Rule 430A. As

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August 8, 2016

such, please revise your filing to disclose the number of common shares that holders of subscription rights will be entitled to purchase per subscription right. See Regulation S-K Item 501(b)(2) and Securities Act Rules Compliance and Disclosure Interpretations 227.02 for guidance.

Response. In response to the Staff’s comment and as discussed with the Staff, the Company will file a pre-effective amendment to the Registration Statement that will include the number of common shares that holders of subscription rights will be entitled to purchase per subscription right. The pre-effective amendment will be filed after the Company has resolved all other comments with respect to the Registration Statement and the Form 10-K with the Staff, and after the Company’s board of directors has determined the record date and pricing for the rights offering.

United States Federal Income Tax Considerations, page 69

2.	We note the statements that U.S. holders of your common stock “will not” recognize taxable income in connection with the receipt of the subscription rights and that you “intend to take the position that the receipt of subscription rights in the rights offering by holders of our common stock should not be a taxable event” on page 71. It appears that you have included representations as to the tax consequences to investors in this section. Please revise and provide analysis to explain why the tax consequences of the transaction are not material to investors. Alternatively, please provide a tax opinion. Refer to Staff Legal Bulletin No. 19.III (October 14, 2011) for guidance.

Response. The Company believes that an opinion on tax matters is not required under Item 601(b)(8) of Regulation S-K as the tax consequences are not material to an investor (as contemplated by Staff Legal Bulletin No. 19.III (October 14, 2011)) as a stockholder is not required to vote or make an investment decision with respect to receipt of the subscription rights received in the rights offering as the Company is issuing, at no charge, one subscription right with respect to each share of the Company’s common stock outstanding as of a record date. The Company notes that Staff Legal Bulletin No. 19.III (October 14, 2011) provides that tax consequences are “material” if “there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision.”

Additionally, in response to the Staff’s comment, the Company will revise the disclosure in the Registration Statement under the section entitled “United States Federal Income Tax Considerations,” as well as the associated risk factor on page 26 of the prospectus, to remove any representations as to the tax consequences to investors as set forth on Exhibit A attached hereto, and to make clear that the disclosure is only intended (i) to disclose the uncertainty regarding such tax treatment and (ii) to describe the position the Company intends to take with respect to such tax treatment.

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August 8, 2016

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Results of Operations, page 42

3.	We have read your response to prior comments 6 through 11, including the proposed revisions to Management’s Discussion and Analysis, and understand you would prefer to limit compliance to disclosures in future filings. However, given the extent of revisions that are necessary, we believe you should amend the periodic reports that have been incorporated by reference within the Form S-3, including your most recent annual report, and subsequent interim reports, to reflect these revisions and further revisions to address the following observations of your proposed disclosure.

Response. In response to the Staff’s comment and as discussed with the Staff, the Company has provided the Staff with a near final draft of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its Form 10-Q for the quarterly period ended June 30, 2016 (the “Second Quarter Form 10-Q”), as set forth on Exhibit B attached hereto (the “Proposed MD&A”). The Company has reflected its responses to the Staff’s more detailed comments that are set forth in the bullet points below in the Proposed MD&A, as the structure of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Form 10-K and the Second Quarter Form 10-Q are very similar. The Company expects to file the Second Quarter Form 10-Q containing the Proposed MD&A with the Commission on Tuesday, August 9, 2016. After the Company has resolved all other comments with respect to the Form 10-K with the Staff, the Company will then amend the Form 10-K and revise its presentation in future filings to conform to the Proposed MD&A. The Company does not plan to amend its Form 10-Q for the quarterly period ended March 31, 2016 given the expected incorporation by reference of the amended Form 10-K and the Second Quarter Form 10-Q (which will update the Company’s year to date financial results) into the Registration Statement.

•	We understand that your “Adjusted Gross Margin” metrics have been described as non-GAAP measures because you exclude certain amounts that constitute costs of revenues, such as depreciation, depletion and amortization. If this is accurate, you should include a parenthetical notation along with all “costs of revenues” captions in your filings to identify the excluded items, as you have done for operating expenses, consistent with SAB Topic 11.B.

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Response. In response to the Staff’s comment and as set forth in the Proposed MD&A, the Company has added a parenthetical notation to all “cost of revenues” captions to identify the excluded items, consistent with SAB Topic 11.B.

Further, in response to discussions with the Staff, the Company supplementally advises the Staff that in the refining industry, it is common practice to report these items separately in order to provide users of financial statements a way to measure the difference between revenues and cost of revenues against market indices, such as the Mid-Pacific 4-1-2-1 index in the Company’s case. Below is a summary of the items included in “Cost of revenues (excluding depreciation)” and “Operating expense (excluding depreciation)” on the Company’s Consolidated Statement of Operations.

“Cost of revenues (excluding depreciation)” includes hydrocarbon-related costs of inventory sold, transportation costs of delivering the product to customers, crude oil consumed in the refining process, costs to satisfy our RINS obligations and certain hydrocarbon fees and taxes.

“Operating expense (excluding depreciation)” includes the costs to run the refinery including personnel costs, repair and maintenance costs, insurance, utilities and other miscellaneous costs. The operating expense for our refining segment also includes costs related to our bulk marketing operations.

Because the Company recognizes that its reported cost of revenues do not include all of the costs to produce its refined products, it does not present a measure of Gross Profit on the Company’s Consolidated Statement of Operations. Additional disclosure has also been included in the “Proposed MD&A” to provide clarity about what is included in these financial statement captions as discussed below.

•	The description that you provide of “Adjusted Gross Margin” as appears in footnote 3 to your tabulation of segment results of operations, and the narrative on page 7 of your draft revisions, should also be revised, consistent with the guidance in (a) above. Please be sure to identify the differences underlying your statement that this non-GAAP measure “eliminates the gross impact of volatile commodity prices and demonstrates the earnings potential of the business before other fixed and variable costs.”

Response. In response to the Staff’s comment, the Company has revised footnote 3 to the tabulation of key operating statistics to refer to the description of “Adjusted Gross Margin” as it appears in the narrative on within the “Non-GAAP Performance Measures” section of the Proposed MD&A. Additionally, the description of “Adjusted Gross Margin” has been revised to be consistent with the

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Staff’s comment in the prior bullet, to provide additional clarity on the items included in cost of revenues and to reference the other fixed and variable costs excluded from Adjusted Gross Margin. As a result, the Company believes that its description of “Adjusted Gross Margin” is consistent with the calculation thereof.

•	We see that you have non-GAAP line items for “Adjusted Gross Margin” within a tabulation summarizing your segment GAAP results of operations, and have not provided separate reconciliations. Please reposition non-GAAP measures apart from the GAAP tabulation and include separate reconciliations that begin with the most comparable measure prepared in accordance with GAAP. You may refer to Item 10(e)(i)(B) of Regulation S-K, and our Compliance and Disclosure Interpretations 102.10, issued May 17, 2016, if you require further guidance or clarification.

Response. In response to the Staff’s comment and as set forth in the Proposed MD&A, the Company has removed the line items for “Adjusted Gross Margin” from the tabulation summarizing its segment GAAP results of operations and has provided separate reconciliations that begin with the line item “Operating income (loss)”, the most comparable measure prepared in accordance with GAAP.

•	We note that you are presenting the non-GAAP measure “Adjusted Refining Contribution” in the aggregate and on a per-barrel basis, and reconcile between this measure and a computation of non-GAAP “Adjusted Gross Margin.” To satisfy the disclosure requirement, begin the reconciliation with operating income of your refining segment, prepared in accordance with GAAP, and identify each adjustment that is necessary to yield your non-GAAP measure “Adjusted Refining Contribution.”

Response. In response to the Staff’s comment and as set forth in the Proposed MD&A, the Company has removed the measure “Adjusted Refining Contribution” as the adjustments previously included in the computation of that measure are now included in the computation of “Adjusted Gross Margin.”

•	Please clarify your rationale in excluding the amounts representing “change in value of common stock warrants” and “change in value of contingent consideration” from operating income (loss).

Response. In determining the presentation of contingent consideration on the Company’s consolidated statements of operations, the Company first looked to the guidance in Accounting Standards Codification Topic 805 Business Combinations (“ASC 805”), which governs both the initial and subsequent accounting for contingent consideration. ASC 805 is silent as to the classification of changes in

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contingent consideration on the income statement. Accordingly, the Company then considered the guidance in SEC Rule 5-03(b)7 of Regulation S-X Non-Operating Income, which requires, among other items, miscellaneous other income be included as a component of non-operating income separately stated on the face of the income statement or disclosed in a note to the financial statements. The Company notes that Rule 5-03(b)7 of Regulation S-X does not define either the term “non-operating income” or “miscellaneous other income”. The Company believes that contingent consideration qualifies as miscellaneous income or expense and should be classified within non-operating income based on the following factors:

1.	The primary purpose of the contingent consideration is to reconcile differences between the buyer and the seller in the perceived value of a business at the date of the acquisition. The settlement of the contingent consideration therefore represents the finalization of the purchase price between the buyer and the seller. In fulfilling this purpose, the final amount of the contingent consideration is merely a by-product of the acquired business’s operations and therefore the change in fair value is not a direct cost incurred or benefit realized from operating the business.

2.	The Company understands that the prevailing practice is to classify the portion of the settlement of a contingent consideration arrangement that is included as part of the consideration transferred as a financing activity on the statement of cash flows. This is based on analogy to ASC 230-10-45-13(c) that considers deferred payments for property and equipment as seller financing. Because the income statement effects of financing activities (i.e., interest expense) are explicitly non-operating in nature pursuant to S-X Rule 5-03(b), the Company asserts that the income statement effects from subsequent measurement of contingent consideration should be similarly classified as non-operating in nature.

3.	The Company considered not only its own views on this matter but considered other registrants’ classification of changes in contingent consideration and has observed a diversity in practice in the classification of changes in contingent consideration as a component of operating and non-operating income.

4.

The Company also considered the guidance in ASC 805-10-55-24 that requires companies to distinguish between contingent consideration and compensatory or profit sharing arrangements, with the former being an element of the consideration transferred in exchange for the business and the latter being a form of compensation for post-acquisition services. To the

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extent the contingent consideration arrangement is determined to be compensatory, such amounts would be recognized in the income statement as a component of operating income. Therefore, since the contingent consideration is not related to compensation for post-acquisition services but an element of the consideration transferred (seller financing), we determined that the subsequent activity is non-operating in nature.

In the absence of direct guidance on the presentation of contingent consideration, the Company believes that judgment is necessary to determine the classification of its changes in contingent consideration. Further, because there is no direct guidance, the Company has disclosed such amounts on a separate line item on the Company’s consolidated statement of operations in order to be transparent where such amounts are recorded. Accordingly, the Company believes its policy to present contingent consideration as non-operating is reasonable and appropriate based on the factors above.

Similarly, in determining the presentation of the change in value of common stock warrants on the Company’s consolidated statement of operations, the Company first considered the guidance in ASC 480-10-35-5, which simply states that the changes must be presented in “earnings”. Accordingly, the Company then considered the guidance in SEC Rule 5-03(b)7 of Regulation S-X Non-Operating Income, which requires, among other items, miscellaneous other income be included as a component of non-operating income separately stated on the face of the income statement or disclosed in a note to the financial statements. The Company notes that Rule 5-03(b)7 of Regulation S-X does not define either the term “non-operating income” or “miscellaneous other income”. The Company believes that the change in value of common stock warrants qualifies as miscellaneous income or expense and should be classified within non-operating income based on the following factors:

1.	The common stock warrants were issued on August 31, 2012 in connection with the Company’s emergence from Chapter 11 of the Bankruptcy Code and as additional consideration in connection with the Company’s entry into the Delayed Draw Term Loan Credit Agreement with the lenders party thereto on August 31, 2012. Because the income statement effects of financing activities (i.e., interest expense) are explicitly non-operating in nature pursuant to S-X Rule 5-03(b) and the common stock warrants were issued in connection with a financing agreement, the Company asserts that the income statement effects from subsequent measurement of the common stock warrants should be similarly classified as non-operating in nature.

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2.	The common stock warrants were not issued to employees and are not compensatory in nature as no services are being received by the Company in exchange for these instruments. Furthermore, the value of the common stock warrants is based on the underlying price of the Company’s common stock and therefore the change in fair value is not a direct cost incurred or benefit realized from operating the business.

3.	When the Company first evaluated the classification of the change in value of common stock warrants, the Company considered not only its own views on this matter but considered other registrants’ classification of the change in value of common stock warrants. The Company has observed a diversity in practice in the classification of the change in value of common stock warrants as a component of operating and non-operating income.

In the absence of direct guidance on the presentation of the change in value of common stock warrants, the Company believes that judgment is necessary to determine the classification of the change in value of common stock warrants. Further, because there is no direct guidance, the Company has disclosed such amounts on a separate line item on the Company’s consolidated statement of operations in order to be transparent where such amounts are recorded. Accordingly, the Company believes its policy to present the change in value of common stock warrants as non-operating is reasonable and appropriate based on the factors above.

•	The narratives that you provide in footnotes 4 and 5 to your tabulation of certain per barrel figures on page 6 appear to be based on additional non-GAAP measures, including “Production costs before DD&A expense” and “Net operating margin” involving “adjusted refining profit.” Please expand your disclosure to precede these metrics with the most comparable per barrel figures based on GAAP, and provide appropriate reconciliations.

Response. In response to the Staff’s comment and as set forth in the Proposed MD&A, the Company has renamed the operating statistic “Production costs before DD&A expense” as “Production costs per bbl” and has separately included “Operating income (loss) per bbl” and “DD&A per bbl” metrics. Furthermore, the Company has expanded its disclosure in footnote 4 to the tabulation of key operating statistics to provide additional information about the costs included in the calculation of Production costs per barrel. Management does not believe this is a non-GAAP financial measure as there are no adjustments that are being made to the underlying amounts as reflected in the Company’s consolidated financial statements. In addition and in response to the Staff’s comment, the Company has removed the measure “Net operating margin” from the Proposed MD&A.

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•	We note that you propose to include among the discussion and analysis of your consolidated results of operations disclosure on pages 12 and 14 stating that due to the “volatile impact of commodity prices on revenues and cost of revenues...it is more useful to evaluate our operating performance by reviewing Adjusted Gross Margin....” The narrative indicating your non-GAAP measures are more useful than the most directly comparable GAAP-based measures does not appear to be consistent with Item 10(e)(1)(i)(A) of Regulation S-K. Please revise to avoid this implication also to reposition your discussion and analysis of the non-GAAP segment figures to follow that of the GAAP-based segment figures under the segment heading. If you intend to address consolidated Adjusted Gross Margin, this should follow a discussion and analysis of the most comparable GAAP-based consolidated measure.

Response. In response to the Staff’s comment and as set forth in the Proposed MD&A, the Company has revised its narrative to avoid the implication that its non-GAAP measures are more useful than the most directly comparable GAAP-based measures and has repositioned its discussion and analysis of the non-GAAP segment figures to follow that of the GAAP-based segment figures under the new heading “Adjusted Gross Margin”. The Company supplementally informs the Staff that it does not intend to address consolidated Adjusted Gross Margin.

•	The discussion and analysis that you provide of the non-GAAP measures “Adjusted EBITDA” and “Adjusted Net Income (Loss)” should similarly be repositioned to follow a discussion and analysis of the most directly comparable measure presented in accordance with GAAP.

Response. In response to the Staff’s comment and as set forth in the Proposed MD&A, the Company has repositioned its discussion and analysis of the non-GAAP measures “Adjusted EBITDA” and “Adjusted Net Income (Loss)” to follow a discussion and analysis of net income (loss), the most directly comparable measure presented in accordance with GAAP.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call the undersigned at (832) 916-3386 or Kelly Rosser, our Vice President and Chief Accounting Officer, at (832) 916-3356, as applicable, with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn

J. Matthew Vaughn
Senior Vice President and General Counsel